Mail Stop 3561

								October 24, 2005

 BY U.S. Mail and Facsimile [ 852-2688-0394 ]

 Mr. Samuel M.H. Lai
   Chief Executive Officer (Acting)
 KOWLOON-CANTON RAILWAY CORPORATION
 KCRC House, 9 Lok King Street
 Fo Tan, Sha Tin
 New Territories, Hong Kong

 	Re:	Kowloon-Canton Railway Corporation
Supplemental response letter dated October 4, 2005 on the Form 20-F for Fiscal Year Ended December 31, 2004
 		Filed October 4, 2005
 		File No. 1-15004

Dear Mr. Lai:

	We have reviewed your supplemental response letter to us dated
October 4, 2005 in response to our letter of comment dated August
29,
2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Samuel M.H. Lai
Kowloon-Canton Railway Corporation
October 24, 2005
Page 2

FORM 20-F (Fiscal Year Ended December 31, 2004)

Financial Statements

Note 2. Significant Accounting Policies, page F-7

(c) Basis of Consolidation, page F-7

1. We have reviewed your response to prior comment 2, including your planned future filing compliance. In addition, please disclose how you account for your investment in WRPDL and its subsidiaries for both Hong Kong GAAP and United States GAAP. In this regard, we assume that since they are not consolidated, that you account for them under the equity method of accounting. At a minimum, it appears that your equity investment must be reflected on your balance sheet.
If so, please disclose.  If not, please advise supplementally.

(c) Basis of Consolidation, page F-7

2. As a related matter, we note that costs incurred are funded by loans from the corporation to WRPDL. We assume that the recovery of these costs is guaranteed by the government and that you are not at risk for these funds. That is, we assume that you are protected from any expected losses. If our understanding is not correct, please explain supplementally and in detail.

(j) Jointly controlled operations, page F-12

3. We have reviewed your response to prior comment 4. Based on your response, it appears the description under this significant accounting policy footnote should be revised to indicate that you have a cooperative `revenue sharing arrangement` with a business partner where neither of you have an equity interest and where no separate joint venture entity or partnership entity has been formed.
Disclose that you each use your own property, plant and equipment and incur your own expenses and liabilities which are reflected in each entity`s respective consolidated financial statements, and that the revenue is proportionately allocated to you and the business partner.
Further, briefly describe that the arrangement relates to a revenue sharing arrangement in the through-train operations where your tracks are connected to the tracks of the business partner. Please disclose the significant terms of this agreement, such as the length of the agreement and the basis of the proportionate allocation in determining the revenue shared.


Samuel M.H. Lai
Kowloon-Canton Railway Corporation
October 24, 2005
Page 3

Note 40. Contingent Liabilities, page F-47

4. We understand the U.K. lease agreement was entered into in fiscal
2003. If true, it appears that the guarantee would be subject to the initial recognition and initial measurement provisions described in paragraphs 9 and 10 of FIN 45 for purposes of U.S.GAAP. Please tell us how this apparent accounting difference has been reflected in Note
44. If the difference is not considered to be significant for the periods presented, please provide detailed support for your conclusion in your response. Alternatively, please explain how our understanding is not correct.

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

5. We have reviewed your response to prior comment 10 and are unable to agree with your conclusions. We note that the estimated useful lives of your assets are assessed by engineers when they are initially put into use. However, it has been our experience that such evaluations and assessments of similar assets are not determinative as they can vary widely between individual engineers and between companies. We believe that the useful lives of your fixed assets should be reasonably consistent with those adopted by other nongovernmental entities in your industry without regard to whether you consider your operations to be "long haul" in nature. Accordingly, please revise Note 44 to disclose this difference in accounting and to reflect a reconciling adjustment.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

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